UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Comstock Resources, Inc.

(Name of Issuer)

Common Stock, par value $0.50 per share

(Title of Class of Securities)

205768203

(CUSIP Number)

Carl H. Westcott

100 Crescent Court, Suite 1620

Dallas, TX 75201

214-777-5003

with a copy to:

Crews Lott

Baker & McKenzie LLP

2300 Trammell Crow Center

2001 Ross Avenue

Dallas, TX 75201

214-978-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 30, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 205768203		13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Carl H. Westcott

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 638,000 (1)

	8.	Shared Voting Power 288,500 (1)

	9.	Sole Dispositive Power 638,000 (1)

	10.	Shared Dispositive Power 311,740 (1) (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 959,740 (1) (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 7.68% (3)

14.	Type of Reporting Person IN

(1)

Carl H. Westcott directly holds 638,000 shares of common stock, par value $0.50 per share (the “Common Stock”), of Comstock Resources, Inc., a Nevada corporation (the “Issuer”). Additionally, Mr. Westcott exercises shared voting and disposition power over 288,500 shares of Common Stock with Court H. Westcott as managers of Carl Westcott, LLC, the general partner of each of Commodore Partners, Ltd. (“Commodore Partners”), which directly owns 277,500 shares of Common Stock, and G.K. Westcott LP (“GK Westcott”), which directly owns 11,000 shares of Common Stock.

(2)

Carl H. Westcott has shared discretionary authority to purchase and dispose of shares of Common Stock under various accounts for the benefit of the following persons, who directly hold the following amounts of shares of Common Stock: Court H. Westcott, 14,000 shares; Carla Westcott, 1,500 shares; Peter Underwood, 6,100 shares; Francisco Trejo, Jr., 1,000 shares; and Rosie Greene, 640 shares. Carl H. Westcott does not exercise any voting power over any such shares of Common Stock owned by the aforementioned individuals and expressly disclaims beneficial ownership of such shares.

(3)

The percentage ownership is based on 12,504,562 shares of Common Stock outstanding, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on August 1, 2016. The number of shares beneficially owed also reflects a 1-for-5 reverse stock split effected by the Issuer on August 1, 2016.

CUSIP No. 205768203		13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Commodore Partners, Ltd. 03-0476201

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 277,500 (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 277,500 (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 277,500 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 2.22% (2)

14.	Type of Reporting Person PN

(1)

Carl H. Westcott and Court H. Westcott exercise shared voting and disposition power over the 277,500 shares of Common Stock as the managers of Carl Westcott, LLC, the general partner of Commodore Partners.

(2)

The percentage ownership is based on 12,504,562 shares of Common Stock outstanding, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on August 1, 2016. The number of shares beneficially owed also reflects a 1-for-5 reverse stock split effected by the Issuer on August 1, 2016.

CUSIP No. 205768203		13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). G.K. Westcott LP 20-2443941

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 11,000 (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 11,000 (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,000 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 0.09% (2)

14.	Type of Reporting Person PN

(1)	Carl H. Westcott and Court H. Westcott exercise shared voting and disposition power over the 11,000 shares of Common Stock as the managers of Carl Westcott, LLC, the general partner of GK Westcott.

(2)

The percentage ownership is based on 12,504,562 shares of Common Stock outstanding, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on August 1, 2016. The number of shares beneficially owed also reflects a 1-for-5 reverse stock split effected by the Issuer on August 1, 2016.

CUSIP No. 205768203		13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Carl Westcott, LLC 75-2655092

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 288,500 (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 288,500 (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 288,500 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 2.31% (2)

14.	Type of Reporting Person HC

(1)

Carl H. Westcott and Court H. Westcott exercise shared voting and disposition power over the 288,500 shares of Common Stock as the managers of Carl Westcott, LLC, the general partner of each of Commodore Partners, which directly owns 277,500 shares of Common Stock, and GK Westcott, which directly owns 11,000 shares of Common Stock.

(2)

The percentage ownership is based on 12,504,562 shares of Common Stock outstanding, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on August 1, 2016. The number of shares beneficially owed also reflects a 1-for-5 reverse stock split effected by the Issuer on August 1, 2016.

CUSIP No. 205768203		13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Jimmy Elizabeth Westcott

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 0.00% (1)

14.	Type of Reporting Person IN

(1)                                 The percentage ownership is based on 12,504,562 shares of Common Stock outstanding, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on August 1, 2016. The number of shares beneficially owed also reflects a 1-for-5 reverse stock split effected by the Issuer on August 1, 2016.

CUSIP No. 205768203		13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Chart H. Westcott

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 87,000 (1)

	8.	Shared Voting Power 0 (2)

	9.	Sole Dispositive Power 87,000 (1)

	10.	Shared Dispositive Power 0 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 87,000 (1) (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 0.70% (3)

14.	Type of Reporting Person IN

(1)

Consists of 87,000 shares of Common Stock held directly by Chart H. Westcott. Carl H. Westcott no longer has shared discretionary authority to purchase and dispose of those shares of Common Stock for the benefit of such reporting person, and does not exercise any voting power with respect to such shares. Carl H. Westcott expressly disclaims beneficial ownership of any such shares of Common Stock.

(2)

Effective August 31, 2016, Chart H. Westcott resigned his position as a manager of Carl Westcott, LLC. As a result, he no longer exercises shared voting and disposition power over shares of Common Stock owned by Commodore Partners or GK Westcott.

(3)

The percentage ownership is based on 12,504,562 shares of Common Stock outstanding, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on August 1, 2016. The number of shares beneficially owed also reflects a 1-for-5 reverse stock split effected by the Issuer on August 1, 2016.

CUSIP No. 205768203		13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Court H. Westcott

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 14,000 (1)

	8.	Shared Voting Power 288,500 (2)

	9.	Sole Dispositive Power 0 (1)

	10.	Shared Dispositive Power 288,500 (1) (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 302,500 (1) (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 2.42% (3)

14.	Type of Reporting Person IN

(1)

Consists of 14,000 shares of Common Stock held of record by Court H. Westcott, Trustee of the Court H. Westcott Living Trust. Carl H. Westcott has shared discretionary authority to purchase and dispose of those shares of Common Stock for the benefit of such reporting person, but does not exercise any voting power with respect to such shares. Carl H. Westcott expressly disclaims beneficial ownership of any such shares of Common Stock.

(2)

Carl H. Westcott and Court H. Westcott exercise shared voting and disposition power over 288,500 shares of Common Stock as the managers of Carl Westcott, LLC, the general partner of each of Commodore Partners, which directly owns 277,500 shares of Common Stock, and GK Westcott, which directly owns 11,000 shares of Common Stock.

(3)

The percentage ownership is based on 12,504,562 shares of Common Stock outstanding, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on August 1, 2016. The number of shares beneficially owed also reflects a 1-for-5 reverse stock split effected by the Issuer on August 1, 2016.

CUSIP No. 205768203		13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Carla Westcott

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 1,500 (1)

	8.	Shared Voting Power 0 (1)

	9.	Sole Dispositive Power 0 (1)

	10.	Shared Dispositive Power 1,500 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,500 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 0.01% (2)

14.	Type of Reporting Person IN

(1)

Carla Westcott directly holds 1,500 shares of Common Stock. Carl H. Westcott has shared discretionary authority to purchase and dispose of those shares of Common Stock for the benefit of such reporting person, but does not exercise any voting power with respect to such shares. Carl H. Westcott expressly disclaims beneficial ownership of any such shares of Common Stock.

(2)

The percentage ownership is based on 12,504,562 shares of Common Stock outstanding, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on August 1, 2016. The number of shares beneficially owed also reflects a 1-for-5 reverse stock split effected by the Issuer on August 1, 2016.

Item 1. Security and Issuer

This Amendment No. 6 to Schedule 13D (“Amendment No. 6”) amends and supplements the original Schedule 13D filed on June 11, 2015 (as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5, the “Schedule 13D”), Amendment No. 1 to Schedule 13D filed on June 30, 2015 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D filed on July 6, 2015 (“Amendment No. 2”), Amendment No. 3 to Schedule 13D filed on July 20, 2015 (“Amendment No. 3”), Amendment No. 4 to Schedule 13D filed on August 10, 2015 (“Amendment No. 4”), and Amendment No. 5 to Schedule 13D filed on May 25, 2016 (“Amendment No. 5”). This Amendment No. 6 is filed jointly on behalf of Carl H. Westcott, Commodore Partners, Ltd., G.K. Westcott LP, Carl Westcott, LLC, Jimmy Elizabeth Westcott, Chart H. Westcott, Court H. Westcott, and Carla Westcott (the “Reporting Persons”) relating to their beneficial ownership of the common stock, par value $0.50 per share (the “Common Stock”) of Comstock Resources, Inc., a Nevada corporation (the “Issuer”), whose principal executive offices are located at 5300 Town and Country Blvd., Suite 500, Frisco, Texas 75034. On August 1, 2016, the Issuer effected a 1-for-5 reverse stock split (the “Reverse Split”).

This Amendment No. 6 is filed pursuant to Rules 13d-1 and 13d-5 under the Securities Exchange Act of 1934, as amended, to reflect a change aggregating more than one percent (1%) in the beneficial ownership of the outstanding Common Stock in which Carl H. Westcott may be deemed to have a beneficial interest. Unless otherwise indicated, all capitalized terms used herein but not defined shall have the same meanings as set forth in the Schedule 13D.

Item 2. Identity and Background

This Item is being amended and supplemented to add the following:

As a result of the termination of certain trading authorizations related to shares of Common Stock owned directly by Jimmy Elizabeth Westcott and Chart H. Westcott, Carl H. Westcott no longer shares dispositive power over such shares of Common Stock with Jimmy Elizabeth Westcott or Chart H. Westcott, respectively. Additionally, effective August 31, 2016, Chart H. Westcott resigned as a manager of Carl Westcott, LLC, and no longer shares voting and dispositive power over the shares of Common Stock directly owned by Commodore Partners or GK Westcott. As a result, Jimmy Elizabeth Westcott and Chart H. Westcott will no longer be Reporting Persons in subsequent amendments to the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

The information set forth or incorporated in Items 4 and 6 hereof are incorporated herein by reference.

With respect to each Reporting Person that is a natural person, the shares of Common Stock were acquired with the personal funds of such Reporting Person. The shares of Common Stock held by Commodore Partners, of which Carl Westcott, LLC is the sole general partner, were acquired with funds held by Commodore Partners for the general purpose of investing. The shares of Common Stock held by GK Westcott, of which Carl Westcott, LLC is the sole general partner, were acquired with funds held by GK Westcott for the general purpose of investing.

Item 4. Purpose of Transaction

This Item is being amended and supplemented to add the following:

The information set forth or incorporated in Items 3 and 6 hereof are incorporated herein by reference.

After accounting for all sales of Common Stock of the Reporting Persons since the filing of Amendment No. 5 (the period of May 26, 2016 through September 5, 2016), a net 181,360 shares of Common Stock were sold by Carl H. Westcott during such period on his own behalf and on behalf of certain other Reporting Persons for an aggregate price of approximately $1,232,348, after taking into account the effect of the Reverse Split on such transactions.

Item 5. Interest in Securities of the Issuer.

This Item is being amended and supplemented to add the following:

(b) The responses in rows 7, 8, 9 and 10 of the cover pages of this Statement are hereby incorporated by reference. Each of Court H. Westcott and Carla Westcott directly holds 14,000 and 1,500 shares of Common Stock, respectively, over which Carl H. Westcott shares dispositive power, but not voting power, pursuant to trading authorizations. Additionally, Carl H. Westcott shares dispositive power, but not voting power, pursuant to trading authorizations, of 6,100, 1,000, and 640 shares of Common Stock held by Peter

Underwood, Francisco Trejo, Jr., and Rosie Greene, respectively. Carl H. Westcott no longer shares dispositive power over shares owned by Jimmy Elizabeth Westcott or Chart H. Westcott, nor does he have any voting power in such shares. Commodore Partners holds 277,500 shares of Common Stock, over which Carl H. Westcott holds shared voting and dispositive power with Court H. Westcott as the managers of Carl Westcott, LLC, the sole general partner of Commodore Partners. GK Westcott holds 11,000 shares of Common Stock, over which Carl H. Westcott holds shared voting and dispositive power with Court H. Westcott as the managers of Carl Westcott, LLC, the sole general partner of GK Westcott. Effective August 31, 2016, Chart H. Westcott resigned his position as a manager of Carl Westcott, LLC. As a result, he no longer exercises shared voting and disposition power over shares of Common Stock owned by Commodore Partners or GK Westcott.

(c) After accounting for all sales of Common Stock of the Reporting Persons during the period of July 4, 2016 through September 5, 2016, a net 178,042 shares of Common Stock were sold by Carl H. Westcott on his own behalf and on behalf of the other Reporting Persons for an aggregate price of approximately $1,224,758, after taking into account the effect of the Reverse Split on such transactions. All such sales were made on the dates and at the prices set forth below. The table below does not adjust the share amounts or the price per share for transactions occurring prior to August 1, 2016, the effective date of the Reverse Split.  All purchases and sales listed below were affected in ordinary open market transactions.

Name of Reporting Person	Trade Date	Number Of Shares Purchased (Sold)	Price Per Share ($)
Carl H. Westcott	7/12/2016	(1,000)	0.90
Carl H. Westcott	7/12/2016	2,020	0.86
Carl H. Westcott	7/13/2016	100	0.85
Carl H. Westcott	7/13/2016	200	0.86
Carl H. Westcott	7/14/2016	(1,000)	0.90
Carl H. Westcott	7/15/2016	800	0.89
Carl H. Westcott	7/15/2016	600	0.89
Carl H. Westcott	7/15/2016	600	0.89
Carl H. Westcott	7/15/2016	500	0.90
Carl H. Westcott	7/15/2016	2,000	0.90
Carl H. Westcott	7/15/2016	100	0.89
Carl H. Westcott	7/15/2016	2,400	0.89
Carl H. Westcott	7/15/2016	5,000	0.89
Carl H. Westcott	7/15/2016	1,180	0.90
Carl H. Westcott	7/15/2016	800	0.91
Carl H. Westcott	7/15/2016	200	0.91
Carl H. Westcott	7/15/2016	2,800	0.90
Carl H. Westcott	7/15/2016	200	0.90
Carl H. Westcott	7/15/2016	500	0.91
Carl H. Westcott	7/18/2016	1,000	0.90
Carl H. Westcott	7/18/2016	5,000	0.90
Carl H. Westcott	7/18/2016	4,900	0.90
Carl H. Westcott	7/18/2016	100	0.89

Name of Reporting Person	Trade Date	Number Of Shares Purchased (Sold)	Price Per Share ($)
Carl H. Westcott	7/18/2016	3,000	0.89
Carl H. Westcott	7/18/2016	500	0.91
Carl H. Westcott	7/18/2016	300	0.90
Carl H. Westcott	7/18/2016	600	0.90
Carl H. Westcott	7/18/2016	100	0.89
Carl H. Westcott	7/19/2016	10,000	0.84
Carl H. Westcott	7/19/2016	10,000	0.84
Carl H. Westcott	7/20/2016	400	0.81
Carl H. Westcott	7/20/2016	10,000	0.82
Carl H. Westcott	7/21/2016	2,600	0.77
Carl H. Westcott	7/21/2016	2,500	0.77
Carl H. Westcott	7/21/2016	7,400	0.77
Carl H. Westcott	7/21/2016	2,100	0.77
Carl H. Westcott	7/26/2016	1,000	0.83
Carl H. Westcott	7/28/2016	(2,500)	0.73
Carl H. Westcott	7/28/2016	1,000	0.72
Carl H. Westcott	7/28/2016	1,000	0.72
Carl H. Westcott	7/29/2016	(2,500)	0.73
Carl H. Westcott	7/29/2016	(5,000)	0.74
Carl H. Westcott	7/29/2016	(8,000)	0.80
Carl H. Westcott	8/1/2016	1,000	2.89
Carl H. Westcott	8/1/2016	1,000	2.86
Carl H. Westcott	8/1/2016	2,100	2.89
Carl H. Westcott	8/1/2016	300	2.89
Carl H. Westcott	8/1/2016	100	2.89
Carl H. Westcott	8/3/2016	(2,000)	3.44
Carl H. Westcott	8/4/2016	(500)	3.51
Carl H. Westcott	8/4/2016	(500)	3.54
Carl H. Westcott	8/4/2016	2,500	3.84

Name of Reporting Person	Trade Date	Number Of Shares Purchased (Sold)	Price Per Share ($)
Carl H. Westcott	8/4/2016	(500)	3.85
Carl H. Westcott	8/4/2016	(500)	3.87
Carl H. Westcott	8/4/2016	(2,500)	4.03
Carl H. Westcott	8/4/2016	(2,000)	4.18
Carl H. Westcott	8/4/2016	(2,000)	4.22
Carl H. Westcott	8/4/2016	2,500	4.21
Carl H. Westcott	8/4/2016	(4,580)	3.95
Carl H. Westcott	8/4/2016	(800)	4.10
Carl H. Westcott	8/4/2016	(5,000)	4.21
Carl H. Westcott	8/5/2016	1,000	4.08
Carl H. Westcott	8/5/2016	2,500	4.06
Carl H. Westcott	8/5/2016	(2,500)	4.19
Carl H. Westcott	8/5/2016	1,000	4.19
Carl H. Westcott	8/9/2016	1,000	4.12
Carl H. Westcott	8/9/2016	800	4.12
Carl H. Westcott	8/9/2016	700	4.12
Carl H. Westcott	8/9/2016	1,200	4.12
Carl H. Westcott	8/9/2016	300	4.12
Carl H. Westcott	8/10/2016	2,500	4.11
Carl H. Westcott	8/10/2016	2,500	3.94
Carl H. Westcott	8/11/2016	(2,500)	4.07
Carl H. Westcott	8/11/2016	(2,500)	4.10
Carl H. Westcott	8/11/2016	(2,500)	4.10
Carl H. Westcott	8/11/2016	(2,000)	4.14
Carl H. Westcott	8/12/2016	(2,000)	4.28
Carl H. Westcott	8/12/2016	(75)	4.45
Carl H. Westcott	8/15/2016	(1,925)	4.45
Carl H. Westcott	8/15/2016	(1,000)	4.46
Carl H. Westcott	8/15/2016	(1,000)	4.49

Name of Reporting Person	Trade Date	Number Of Shares Purchased (Sold)	Price Per Share ($)
Carl H. Westcott	8/15/2016	(2,500)	4.54
Carl H. Westcott	8/15/2016	(2,000)	4.55
Carl H. Westcott	8/16/2016	(500)	5.50
Carl H. Westcott	8/16/2016	100	5.67
Carl H. Westcott	8/16/2016	(5,000)	5.75
Carl H. Westcott	8/16/2016	(5,000)	5.80
Carl H. Westcott	8/16/2016	(5,000)	5.75
Carl H. Westcott	8/16/2016	(5,000)	5.80
Carl H. Westcott	8/16/2016	(5,000)	6.20
Carl H. Westcott	8/16/2016	(5,000)	6.35
Carl H. Westcott	8/16/2016	360	6.25
Carl H. Westcott	8/16/2016	40	6.21
Carl H. Westcott	8/16/2016	1,800	6.17
Carl H. Westcott	8/16/2016	200	6.16
Carl H. Westcott	8/16/2016	100	6.15
Carl H. Westcott	8/16/2016	1,000	6.31
Carl H. Westcott	8/16/2016	750	6.31
Carl H. Westcott	8/16/2016	200	6.30
Carl H. Westcott	8/16/2016	50	6.26
Carl H. Westcott	8/16/2016	1,000	6.31
Carl H. Westcott	8/16/2016	1,000	6.30
Carl H. Westcott	8/16/2016	477	6.37
Carl H. Westcott	8/16/2016	(1,000)	5.90
Carl H. Westcott	8/17/2016	(977)	5.65
Carl H. Westcott	8/17/2016	(200)	5.60
Carl H. Westcott	8/17/2016	(2,000)	5.62
Carl H. Westcott	8/17/2016	(2,000)	5.68
Carl H. Westcott	8/17/2016	(5,000)	5.70
Carl H. Westcott	8/17/2016	(5,000)	5.77

Name of Reporting Person	Trade Date	Number Of Shares Purchased (Sold)	Price Per Share ($)
Carl H. Westcott	8/17/2016	(5,000)	5.80
Carl H. Westcott	8/18/2016	(5,000)	7.05
Carl H. Westcott	8/18/2016	(5,000)	7.00
Carl H. Westcott	8/18/2016	(5,000)	7.03
Carl H. Westcott	8/18/2016	(5,000)	6.80
Carl H. Westcott	8/18/2016	(3,534)	6.83
Carl H. Westcott	8/18/2016	(5,000)	7.07
Carl H. Westcott	8/18/2016	1,500	6.43
Carl H. Westcott	8/18/2016	200	6.42
Carl H. Westcott	8/18/2016	300	6.42
Carl H. Westcott	8/19/2016	2,500	6.20
Carl H. Westcott	8/19/2016	(866)	6.25
Carl H. Westcott	8/19/2016	2,500	6.13
Carl H. Westcott	8/19/2016	560	6.13
Carl H. Westcott	8/19/2016	1,000	6.50
Carl H. Westcott	8/22/2016	5,000	6.00
Carl H. Westcott	8/22/2016	2,500	5.95
Carl H. Westcott	8/22/2016	2,500	5.95
Carl H. Westcott	8/22/2016	2,500	5.95
Carl H. Westcott	8/22/2016	10,000	5.52
Carl H. Westcott	8/22/2016	1,200	5.47
Carl H. Westcott	8/22/2016	600	5.44
Carl H. Westcott	8/22/2016	500	5.43
Carl H. Westcott	8/22/2016	500	5.40
Carl H. Westcott	8/22/2016	5,200	5.39
Carl H. Westcott	8/22/2016	1,100	5.39
Carl H. Westcott	8/22/2016	700	5.38
Carl H. Westcott	8/22/2016	200	5.37
Carl H. Westcott	8/24/2016	5,000	5.60

Name of Reporting Person	Trade Date	Number Of Shares Purchased (Sold)	Price Per Share ($)
Carl H. Westcott	8/24/2016	2,500	5.62
Carl H. Westcott	8/24/2016	(2,500)	5.75
Carl H. Westcott	8/24/2016	2,500	5.62
Carl H. Westcott	8/24/2016	5,000	5.56
Carl H. Westcott	8/24/2016	4,520	5.44
Carl H. Westcott	8/24/2016	20	5.43
Carl H. Westcott	8/24/2016	360	5.43
Carl H. Westcott	8/24/2016	100	5.42
Carl H. Westcott	8/24/2016	5,000	5.40
Carl H. Westcott	8/24/2016	15,000	5.35
Carl H. Westcott	8/25/2016	(1,020)	5.35
Carl H. Westcott	8/25/2016	(1,000)	5.37
Carl H. Westcott	8/25/2016	(1,040)	5.38
Carl H. Westcott	8/25/2016	(3,000)	5.78
Carl H. Westcott	8/25/2016	(2,000)	5.53
Carl H. Westcott	8/26/2016	(2,000)	5.53
Carl H. Westcott	8/26/2016	(3,000)	5.60
Carl H. Westcott	8/26/2016	(1,480)	5.60
Carl H. Westcott	8/26/2016	(500)	5.68
Carl H. Westcott	8/26/2016	1,200	5.47
Carl H. Westcott	8/26/2016	1,200	5.47
Carl H. Westcott	8/26/2016	100	5.47
Carl H. Westcott	8/26/2016	2,500	5.40
Carl H. Westcott	8/29/2016	(5,000)	5.95
Carl H. Westcott	8/29/2016	(2,500)	6.00
Carl H. Westcott	8/29/2016	(2,500)	6.06
Carl H. Westcott	8/29/2016	(5,000)	6.20
Carl H. Westcott	8/29/2016	(5,000)	6.27
Carl H. Westcott	8/29/2016	(2,500)	6.10

Name of Reporting Person	Trade Date	Number Of Shares Purchased (Sold)	Price Per Share ($)
Carl H. Westcott	8/29/2016	(2,500)	6.10
Carl H. Westcott	8/29/2016	(5,000)	6.32
Carl H. Westcott	8/29/2016	(5,000)	6.37
Carl H. Westcott	8/29/2016	(2,500)	6.15
Carl H. Westcott	8/29/2016	(2,500)	6.20
Carl H. Westcott	8/29/2016	(700)	6.25
Carl H. Westcott	8/29/2016	(3,320)	6.20
Carl H. Westcott	8/29/2016	(5,000)	6.32
Carl H. Westcott	8/29/2016	(5,000)	6.37
Carl H. Westcott	8/29/2016	(5,000)	6.68
Carl H. Westcott	8/29/2016	(2,500)	6.50
Carl H. Westcott	8/29/2016	(2,500)	6.60
Carl H. Westcott	8/29/2016	(5,000)	6.62
Carl H. Westcott	8/29/2016	(756)	6.62
Carl H. Westcott	8/29/2016	(300)	6.60
Carl H. Westcott	8/30/2016	(9,244)	6.55
Carl H. Westcott	8/30/2016	(3)	6.60
Carl H. Westcott	8/30/2016	(1,697)	6.45
Carl H. Westcott	8/30/2016	(5,000)	6.46
Carl H. Westcott	8/30/2016	(8,000)	6.50
Carl H. Westcott	8/30/2016	(2,000)	6.62
Carl H. Westcott	8/30/2016	(5,000)	6.72
Carl H. Westcott	8/30/2016	(5,000)	6.80
Carl H. Westcott	8/30/2016	(1,000)	6.55
Carl H. Westcott	8/31/2016	(5,000)	6.80
Carl H. Westcott	8/31/2016	(5,000)	6.84
Carl H. Westcott	8/31/2016	(5,000)	6.88
Carl H. Westcott	8/31/2016	4,400	6.88
Carl H. Westcott	8/31/2016	600	6.85

Name of Reporting Person	Trade Date	Number Of Shares Purchased (Sold)	Price Per Share ($)
Carl H. Westcott	8/31/2016	(2,500)	6.80
Carl H. Westcott	9/1/2016	2,500	6.64
Carl H. Westcott	9/1/2016	1,800	6.64
Carl H. Westcott	9/1/2016	700	6.64
Carl H. Westcott	9/2/2016	(2,500)	6.92
Carl H. Westcott	9/2/2016	(2,500)	6.95
Carl H. Westcott	9/2/2016	(2,500)	6.97
Carla Westcott	7/12/2016	1,000	0.86
Carla Westcott	7/12/2016	1,500	0.85
Carla Westcott	7/12/2016	5,000	0.88
Carla Westcott	7/12/2016	2,500	0.88
Carla Westcott	7/15/2016	2,500	0.91
Carla Westcott	7/15/2016	1,000	0.91
Carla Westcott	7/15/2016	1,000	0.89
Carla Westcott	7/15/2016	4,000	0.90
Carla Westcott	7/15/2016	1,500	0.90
Carla Westcott	7/15/2016	200	0.90
Carla Westcott	7/15/2016	2,845	0.90
Carla Westcott	7/15/2016	1,955	0.90
Carla Westcott	7/18/2016	9,400	0.90
Carla Westcott	7/18/2016	600	0.90
Carla Westcott	7/18/2016	10,000	0.90
Carla Westcott	8/18/2016	(2,000)	7.01
Carla Westcott	8/29/2016	(2,000)	6.26
Carla Westcott	8/29/2016	(3,000)	6.22
Carla Westcott	8/29/2016	(2,000)	6.40
Carla Westcott	8/30/2016	(2,000)	6.75
Carla Westcott	8/30/2016	(2,000)	6.98
Carla Westcott	8/30/2016	(2,500)	7.06
Chart H. Westcott	8/29/2016	(3,000)	6.33

Name of Reporting Person	Trade Date	Number Of Shares Purchased (Sold)	Price Per Share ($)
Chart H. Westcott	8/30/2016	(2,000)	6.97
Chart H. Westcott	8/31/2016	(2,000)	6.80
Chart H. Westcott	9/2/2016	(2,500)	6.97
Chart H. Westcott	9/2/2016	(2,500)	7.03
Chart H. Westcott	9/2/2016	(2,500)	6.97
Chart H. Westcott	9/2/2016	(2,500)	7.03
Commodore Partners, Ltd.	8/4/2016	(3,061)	4.01
Commodore Partners, Ltd.	8/15/2016	(300)	4.55
Commodore Partners, Ltd.	8/30/2016	(5,000)	6.78
Commodore Partners, Ltd.	8/30/2016	(5,000)	6.86
Commodore Partners, Ltd.	8/30/2016	(5,001)	6.93
Commodore Partners, Ltd.	8/30/2016	(2,500)	7.18
Commodore Partners, Ltd.	8/31/2016	(2,500)	6.60
Commodore Partners, Ltd.	9/2/2016	(2,500)	7.01
Court H. Westcott	8/16/2016	1,000	5.61
Court H. Westcott	8/18/2016	(2,000)	6.97
Court H. Westcott	8/29/2016	(1,500)	6.20
Court H. Westcott	8/30/2016	(2,000)	6.90
Court H. Westcott	8/30/2016	(2,500)	7.02
Court H. Westcott	9/1/2016	500	6.70
Court H. Westcott	9/1/2016	1,944	6.70
Court H. Westcott	9/1/2016	100	6.70
Court H. Westcott	9/1/2016	156	6.70
Court H. Westcott	9/1/2016	4,800	6.70
Court H. Westcott	9/1/2016	1,000	6.65
Court H. Westcott	9/2/2016	(2,000)	6.99
G.K. Westcott LP	7/15/2016	5,000	0.90
G.K. Westcott LP	7/19/2016	10,000	0.86
G.K. Westcott LP	7/19/2016	10,000	0.83
G.K. Westcott LP	7/19/2016	5,000	0.83

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

This Item is being amended and supplemented to add the following:

As discussed in Items 2 and 5(b), effective August 31, 2016, Chart H. Westcott resigned his position as a manager of Carl Westcott, LLC. As a result, he no longer exercises shared voting and disposition power over shares of Common Stock owned by Commodore Partners or GK Westcott. Additionally, because of the termination of certain trading authorizations related to shares of Common Stock owned directly by Jimmy Elizabeth Westcott and Chart H. Westcott, Carl H. Westcott no longer shares dispositive power over shares owned by Jimmy Elizabeth Westcott or Chart H. Westcott, nor does he have any voting power in such shares.

Item 7. Material to Be Filed as Exhibits

Exhibit A

Joint Filing Agreement, dated June 8, 2015, by and among Carl H. Westcott, Commodore Partners, Ltd., G.K. Westcott LP, Carl Westcott, LLC, Jimmy Elizabeth Westcott, Chart H. Westcott, Court H. Westcott, and Carla Westcott (incorporated by reference to Exhibit A to the Schedule 13D filed with the Securities and Exchange Commission on June 11, 2015).

Exhibit B	Form of Authorization of Agent (incorporated by reference to Exhibit B to the Schedule 13D filed with the Securities and Exchange Commission on June 11, 2015).

Exhibit C	Power of Attorney, dated June 8, 2015 (incorporated by reference to Exhibit C to the Schedule 13D filed with the Securities and Exchange Commission on June 11, 2015).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 6, 2016

Reporting Persons:	CARL H. WESTCOTT

/s/ Michael I. Smartt
Michael I. Smartt
Attorney-in-Fact

COMMODORE PARTNERS, LTD.

By: Carl Westcott, LLC, its general partner

/s/ Michael I. Smartt
Michael I. Smartt
Attorney-in-Fact

G.K. WESTCOTT LP

By: Carl Westcott, LLC, its general partner

/s/ Michael I. Smartt
Michael I. Smartt
Attorney-in-Fact

CARL WESTCOTT, LLC

//s/ Michael I. Smartt
Michael I. Smartt
Attorney-in-Fact

JIMMY ELIZABETH WESTCOTT

/s/ Michael I. Smartt
Michael I. Smartt
Attorney-in-Fact

CHART H. WESTCOTT

/s/ Michael I. Smartt
Michael I. Smartt
Attorney-in-Fact

COURT H. WESTCOTT

/s/ Michael I. Smartt
Michael I. Smartt
Attorney-in-Fact

CARLA WESTCOTT

/s/ Michael I. Smartt
Michael I. Smartt
Attorney-in-Fact